Exhibit 99.1

Bitdeer and Druk Holding & Investments to Jointly Develop Green Digital Asset Mining Operations in the Kingdom of Bhutan

Partnership to operate 100% carbon-free mining datacenter, accelerate Bhutan’s economic and digital transformation and expand Bitdeer's global footprint

Singapore & Thimphu, Bhutan – May 3, 2023 – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer”), a world-leading, Nasdaq-listed technology company for the cryptocurrency mining community, and Druk Holding & Investments (“DHI”), the commercial arm of the Royal Government of Bhutan, today announce a strategic partnership to develop environmentally sustainable, carbon- free digital asset mining operations in the Kingdom of Bhutan (the “Partnership”).

Bitdeer and DHI expect to launch the Partnership through establishing a closed-end fund with an estimated size of up to US$500 million (the “Fund”). Fundraising is expected to commence at the end of May, with the goal to attract investment from the international community. The Fund will leverage Bitdeer’s expertise and support to advance DHI’s digital asset mining and investment and blockchain initiatives in Bhutan. Bitdeer will serve as the general partner, while DHI will act as a strategic limited partner.

Jihan Wu, Chairman of Bitdeer Technologies Group, said, “We are excited to be working alongside DHI in accessing Bhutan’s zero-emissions power to sustainably enable the blockchain technologies that will eventually form an immutable bedrock for a global store of value. The new Fund will also represent a pathway to foster global stakeholder networks that are driving growth and innovation in the technology sector in Bhutan.”

Ujjwal Deep Dahal, CEO of Druk Holding and Investments, commented, “We are thrilled to partner with Bitdeer on this important development for DHI. DHI exists for the betterment of the lives of Bhutanese people today and for generations to follow. The Partnership with Bitdeer to launch a carbon-free digital asset mining datacenter represents an investment in a more connected and sustainable domestic economy, helping ensure we are at the forefront of global innovation.”

The capital raised will be channelled toward greenfield operations in Bhutan, encompassing the construction of datacenters and the acquisition of cutting-edge technology (the “Initiative”), which aligns with Bhutan’s ambitious plans to accelerate the Kingdom’s digital transformation and economic diversification by exploring emerging sectors. This Initiative includes investments in strategic areas such as renewable energy assets that include hydropower, green ammonia and the hydrogen fuel economy, and also in emerging technologies such as blockchain, artificial intelligence, machine learning systems, carbon credit platforms and the metaverse.

The Partnership is expected to create local jobs in areas ranging from engineering to project management, supervisory and supportive functions. At the same time, the Partnership is expected to generate economic activity and foreign-currency-denominated revenue for local communities and the country.

The upcoming carbon-free digital asset mining operations in Bhutan mark a crucial expansion into Asia of Bitdeer, complementing Bitdeer’s existing datacenters in Northern Europe and North America. Expected to launch in May 2023, the Partnership will enable Bitdeer to tap into Asia’s abundant resources, contributing to the flourishing regional ecosystem.

Bitdeer Technologies Group commenced trading on Nasdaq on April 14, 2023.

- End -

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer is committed to providing comprehensive digital asset mining solutions for its customers and handles complex processes involved in mining including miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway.

To learn more, visit www.bitdeer.com.

About Druk Holding & Investments Ltd.

Druk Holding & Investments, the commercial arm and trusted steward of the Royal Government of Bhutan, was established in 2007 to hold and manage the existing and future investments of the Royal Government for the long-term benefit of the people of Bhutan. As the largest and only government- owned holding company in Bhutan, DHI holds shares of 21 different domestic companies operating in the manufacturing, energy, natural resources, financial, communication, aviation, trading and real estate sectors.

DHI’s wider portfolio contains investments across a range of asset classes that deliver exposure to traditional sectors and the industries driving the modern economy. This includes global equities, fixed income and venture capital investments in promising startups; domestic and international real estate; renewable energy including hydropower generation; healthtech, biotech, life sciences and agritech; and digital asset mining and investment.

DHI’s future-facing investment strategy is helping to build a more connected and sustainable Bhutan by deepening local knowledge of and engagement in the technology landscape. At the same time, it fosters relevant human capital for industries of the future, creating jobs and preparing citizens to participate in the modern global economy from within Bhutan.

To learn more, visit https://www.dhi.bt/

Forward-Looking Statement

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s shell company report on Form 20-F and annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media inquiries:

Bitdeer:	pr@bitdeer.com

Druk Holding & Investments:	dhi@dhi.bt